Exhibit 99.1

Condensed Interim Consolidated Financial Statements

(Unaudited)

Aeterna Zentaris Inc.

As at March 31, 2020 and for the three-month period ended March 31, 2020 and 2019

(presented in thousands of US dollars)

Aeterna Zentaris Inc.
As at March 31, 2020 and for the three-month period ended March 31, 2020 and 2019
Condensed Interim Consolidated Financial Statements
(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)	5
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)	6
Condensed Interim Consolidated Statements of Cash Flows	7
Notes to Condensed Interim Consolidated Financial Statements	8

2

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Financial Position

(in thousands of US dollars)

(Unaudited)	March 31, 2020	December 31, 2019
	$	$
ASSETS
Current Assets
Cash and cash equivalents	9,182	7,838
Trade and other receivables (note 6)	665	658
Inventory	367	1,203
Prepaid expenses and other current assets	833	1,211
Total current assets	11,047	10,910
Restricted cash equivalents	358	364
Right of use assets (note 7)	288	582
Property, plant and equipment	31	35
Identifiable intangible assets	35	40
Goodwill (note 8)	7,882	8,050
Total assets	19,641	19,981
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 9)	1,656	2,148
Provision for restructuring and other costs (note 10)	96	418
Income taxes	637	1,448
Current portion of deferred revenues	585	991
Current portion of lease liabilities (note 11)	216	648
Current portion of warrant liability (note 12)	1	6
Total current liabilities	3,191	5,659
Deferred revenues	166	185
Lease liabilities (note 11)	144	255
Warrant liability (note 12)	2,109	2,249
Employee future benefits (note 13)	12,056	13,788
Non-current portion of provision for restructuring and other costs (note 10)	288	308
Total liabilities	17,954	22,444
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	226,413	224,528
Other capital	89,694	89,806
Deficit	(314,724)	(316,891)
Accumulated other comprehensive income	304	94
Total shareholders’ equity (deficiency)	1,687	(2,463)
Total liabilities and shareholders’ equity (deficiency)	19,641	19,981

Going concern (note 1)

Commitments and contingencies (note 21)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Financial Position
(in thousands of US dollars)

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Pierre-Yves Desbiens
Carolyn Egbert Chair of the Board	Pierre-Yves Desbiens Director

4

Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive Income	Total
		$	$	$	$	$
Balance - January 1, 2020	19,994,510	224,528	89,806	(316,891)	94	(2,463)
Net income	—	—	—	779	—	779
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	210	210
Actuarial gain on defined benefit plan (note 13)	—	—	—	1,388	—	1,388
Comprehensive income	—	—	—	2,167	210	2,377
Issuance of common shares and warrants, net (note 14)	3,478,261	1,885	—	—	—	1,885
Share-based compensation costs	—	—	(112)	—	—	(112)
Balance – March 31, 2020	23,472,771	226,413	89,694	(314,724)	304	1,687

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive Income	Total
		$	$	$	$	$
Balance - January 1, 2019	16,440,760	222,335	89,342	(309,781)	11	1,907
Net (loss)	—	—	—	(4,911)	—	(4,911)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	84	84
Actuarial (loss) on defined benefit plan	—	—	—	(735)	—	(735)
Comprehensive (loss)	—	—	—	(5,646)	84	(5,562)
Share-based compensation costs	—	—	95	—	—	95
Balance – March 31, 2019	16,440,760	222,335	89,437	(315,427)	95	(3,560)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

	Three months ended March 31,
(Unaudited)	2020	2019
	$	$
Revenues (note 5)
Royalty income	14	13
Product sales	1,016	—
Supply chain	41	6
Licensing revenue	19	18
Total revenues	1,090	37
Operating expenses
Cost of sales	862	—
Research and development costs	319	528
General and administrative expenses	1,124	1,637
Selling expenses	248	304
Impairment of right of use asset	—	337
Gain on modification of building lease (notes 7 and 11)	(185)	—
Impairment of prepaid asset	—	169
Total operating expenses (note 15)	2,368	2,975
Loss from operations	(1,278)	(2,938)
(Loss) gain due to changes in foreign currency exchange rates	(104)	64
Change in fair value of warrant liability (note 12)	2,470	(2,061)
Other finance (costs) income	(309)	24
Net finance income (costs)	2,057	(1,973)

Net income (loss)	779	(4,911)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	210	84
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans (note 13)	1,388	(735)
Comprehensive income (loss)	2,377	(5,562)
Net income (loss) per share [basic]	0.04	(0.30)
Net income (loss) per share [diluted]	0.04	(0.30)
Weighted average number of shares outstanding (note 20):
Basic	21,523,416	16,440,760
Diluted	21,860,416	16,440,760

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

6

Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

	Three months ended March 31,
(Unaudited)	2020	2019
	$	$
Cash flows from operating activities
Net income (loss) for the period	779	(4,911)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 12)	(2,470)	2,061
Transaction costs of warrants issued and expensed as finance cost	310	—
Provision for restructuring costs utilized (note 10)	(327)	(17)
Depreciation and amortization	107	66
Impairment of right of use asset	—	337
Impairment of prepaid asset	—	169
Gain on modification of building lease (notes 7 and 11)	(185)	—
Share-based compensation costs	(112)	95
Employee future benefits (note 13)	49	134
Amortization of deferred revenues	(14)	(18)
Foreign exchange gain (loss) on items denominated in foreign currencies	52	(45)
Gain on disposal of long-term assets	—	(3)
Other non-cash items	(15)	—
Interest accretion on lease liabilities (note 11)	(11)	—
Changes in operating assets and liabilities (note 16)	(607)	(874)
Net cash used in operating activities	(2,444)	(3,006)
Cash flows from financing activities
Issuance of common shares and warrants (notes 12 and 14)	4,500	—
Transaction costs (note 14)	(600)	—
Payments on lease liabilities (note 11)	(158)	(151)
Net cash provided by (used in) financing activities	3,742	(151)
Cash flows from investing activities
Change in restricted cash	—	50
Net cash provided by investing activities	—	50
Effect of exchange rate changes on cash and cash equivalents	46	(48)
Net change in cash and cash equivalents	1,344	(3,155)
Cash and cash equivalents – Beginning of period	7,838	14,512
Cash and cash equivalents – End of period	9,182	11,357

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

7

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2019 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Going Concern

Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”) has incurred significant expenses in its efforts to develop and co-promote products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of Macrilen™ (macimorelin) in the United States and Canada (the “License Agreement”) to Novo Nordisk A/S (“Novo”) (note 5). As at March 31, 2020, the Company had an accumulated deficit of $315 million. The Company also had net income of $779 for the three months ended March 31, 2020, and negative cash flow from operations of $2,444 in this period.

Management has evaluated whether material uncertainties exist relating to events or conditions that may cast substantial doubt about the Company’s ability to continue as a going concern and has considered the following in making that critical judgment.

The ability of the Company to realize its assets and meet its obligations as they come due is dependent on earning sufficient revenues under the License Agreement, developing opportunities for Macrilen™ (macimorelin) in the rest of the world, realizing other monetizing transactions, and raising additional sources of funding, the outcome of which cannot be predicted at this time. The revenue provided under the License Agreement was $14 for the three months ended March 31, 2020 and as at March 31, 2020, the Company had cash of $9,182. On February 21, 2020, the Company closed an equity financing for $3,900 in net cash proceeds.

A significant portion of the Company’s cash is held in Aeterna Zentaris GmbH (“AEZS Germany”), the Company’s principle operating subsidiary. AEZS Germany is the counter-party to the License Agreement, which is expected to generate future revenue. Management considers the cash resources available to AEZS Germany in executing its obligations under the License Agreement. In the event the current and medium term liabilities of AEZS Germany exceeds the fair values ascribed to its assets, under German solvency laws, it may no longer be possible for AEZS Germany’s operations to continue or for AEZS Germany to transfer cash to Aeterna Zentaris Inc or its U.S. subsidiary. This imposes additional and material uncertainties on the Company when evaluating liquidity and the going concern assumption.

The Company has some discretion to manage its planned research and development costs, administrative expenses and capital expenditures in order to manage its cash liquidity, particularly in AEZS Germany. Furthermore, AEZS Germany is focused on opportunities to either license or sell the European or worldwide rights to Macrilen™ (macimorelin) to third parties. As of the date of issuance of these consolidated financial statements, there are no assurances that cash will be generated from such arrangements. Management may also need to consider other sources of financing in order to continue its planned operations.

Additionally, in 2020, the COVID-19 pandemic began causing significant financial market declines and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. The spread of COVID-19 may impact the Company’s operations, including the potential interruption of our clinical trial activities and our supply chain. For example, the COVID-19 outbreak may delay enrollment in our pediatric clinical trial due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our product candidates. The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption and, in reduced operations, doctors or medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition or results of operations.

8

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Management has assessed the Company’s ability to continue as a going concern and concluded that additional capital will be required. There can be no assurance that the Company will be able to execute license or purchase agreements or to obtain equity or debt financing, or on terms acceptable to it. Factors within and outside the Company’s control could have a significant bearing on its ability to obtain additional financing. As a result, management has determined that there are material uncertainties that may cast substantial doubt upon the Company’s ability to continue as a going concern.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which asserts the Company has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the above and expected possible outcomes. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of the Company’s assets, liabilities, revenues, expenses and balance sheet classifications may be necessary, and these adjustments could be material.

2	Summary of business and basis of preparation

Summary of business

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only United States Food and Drug Administration (“FDA”) and European Commission approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ (macimorelin) is currently marketed in the U.S. through a license and assignment agreement (the “License Agreement”) with Novo. Aeterna Zentaris is also pursuing the development of macimorelin for the diagnosis of child-onset growth hormone deficiency (“CGHD”), an area of significant unmet need. In addition, we are actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world in addition to other non-strategic assets to monetize their value (see COVID-19 impacts in note 1).

The Company’s principal focus is on the commercialization of Macrilen™ (macimorelin) and it currently does not have any other approved products. Under the terms of License Agreement (as defined below), Novo is funding 70% of the pediatric clinical trial submitted to the EMA and FDA, the Company’s sole development activity (see COVID-19 impacts in note 1). In November 2019, Novo contracted AEZS Germany, our wholly owned German subsidiary, to provide supply chain services for the manufacture of Macrilen™ (macimorelin).

9

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2019.

The accounting policies in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements.

These unaudited condensed interim consolidated financial statements were approved by the Company’s Board of Directors on May 5, 2020.

As described in Note 1, these unaudited condensed interim consolidated financial statements were prepared on a going concern basis.

3	Critical accounting estimates and judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Measurement uncertainty:

The significant spread of COVID-19 with the U.S., Canada, Germany and elsewhere has resulted in a widespread health crisis and has had adverse effects on local, national and global economies generally, the markets the Company serves, its operations and the market price of its common shares.

Uncertain factors, including the duration of the outbreak, the severity of he disease and the actions to contain or treat its impact, could cause interruption of the Company’s operations and supply chain, which could impact the Company’s ability to accurately measure the net realizable value of inventory and fair value of trade and other receivables.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our interim condensed consolidated financial statements were the same as those that applied to our annual consolidated financial statements as of December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017.

10

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

4	Impact of adoption of new IFRS standards in 2020

(a)	IAS 1 Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors (amendment)

The amendments to IAS 1 and IAS 8 clarify the definition of material and seek to align the definition used in the Conceptual Framework with that in the standards themselves as well as ensuring the definition of material is consistent across all IFRS. The Company adopted these amendments effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

(b)	Conceptual Framework for Financial Reporting

Together with the revised Conceptual Framework published in March 2018, the IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards. The Company adopted the Revised Conceptual Framework effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

IFRS pronouncements issued but not yet effective

(c)	IAS 1 – Presentation of Financial Statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

5	Licensing arrangement and supply chain agreement

On January 16, 2018, the Company entered into the License Agreement which provides (i) for the “right to use” license relating to the Adult Indication, (ii) for the right to acquire a license for the Pediatric Indication if and when the FDA approves a pediatric indication, (iii) that the licensee is to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA under the agreed Pediatric Investigation Plan (“PIP”) studies to be run by the Company with customary oversight from a joint steering committee (the “JSC”) and (iv) an interim supply arrangement (“Supply Arrangement”). Strongbridge Ireland Limited (“Strongbridge”), effective December 19, 2018, sold the U.S. and Canadian rights to Macrilen™ (macimorelin) to Novo for a payment plus tiered royalties on net sales. The service agreement under which Novo agreed to fund Strongbridge’s Macrilen™ (macimorelin) field organization as a contract field force to promote the product in the U.S. was terminated as of December 1, 2019.

Following Novo’s acquisition of the U.S. and Canadian rights to Macrilen™ (macimorelin), the JSC met in January, May, August and December 2019 and March 2020 to discuss Novo’s commercialization plan for the U.S. and Canada, their supply chain needs and the enrollment of patients and protocols of the two PIP studies.

The Company expects that quarterly meetings will continue as forecasts for sales, inventory build and needs for the PIP study progresses.

Royalty income earned under the License Agreement for the three-month period ending March 31, 2020 was $14 (2019 - $13) and, during the three-month period ended March 31, 2020, the Company invoiced Novo $193 for its share of PIP study costs (2019 - $308).

The Company agreed, in the Interim Supply Arrangement to the License Agreement, to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period at a price that is set ‘at cost’ without any profit margin. In November 2019, Novo contracted AEZS Germany, to provide supply chain services including API batch production and delivery of certain API and semi-finished goods, as well as the provision of ongoing support activities. During the three-month period ended March 31, 2020, the Company invoiced Novo $41 for supply chain activities (2019 – $6) and invoiced $1,016 in product sales (2019 - $nil).

11

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

6	Trade and other receivables

	March 31, 2020	December 31, 2019
	$	$
Trade accounts receivable (net of expected credit losses of $55 (December 31, 2019 - $55))	161	210
Value added tax	329	254
Other	175	194
	665	658

7	Right of use assets

	Building	Vehicles and equipment	Total
	$	$	$
Cost
At January 1, 2020	757	106	863
Modification of building lease	(182)	—	(182)
Disposals	—	(19)	(19)
Impact of foreign exchange rate changes	(16)	(3)	(19)
At March 31, 2020	559	84	643

	Building	Vehicles and equipment	Total
	$	$	$
Accumulated Depreciation
At January 1, 2020	242	39	281
Disposals	—	(19)	(19)
Depreciation	91	10	101
Impact of foreign exchange rate changes	(7)	(1)	(8)
At March 31, 2020	326	29	355

	Building	Vehicles and equipment	Total
	$	$	$
Carrying amount
At March 31, 2020	233	55	288
At December 31, 2019	515	67	582

Upon the renegotiation of the building lease agreement on March 31, 2020 (note 11), a modification was recorded to the building right of use asset in the amount of $182, representing the reduction in the square footage leased from the landlord.

12

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

8	Goodwill

The change in carrying value is as follows:

Carrying amount
$
At January 1, 2019	8,210
Impact of foreign exchange rate changes	(160)
At December 31, 2019	8,050
Impact of foreign exchange rate changes	(168)
At March 31, 2020	7,882

Management evaluated goodwill for impairment based on declines in both the economy and the Company’s share price during the three months ended March 31, 2020 resulting from the impact of COVID-19. This assessment is based on fair value less costs of disposal based on the Company’s market capitalization at March 31, 2020, its issued and outstanding common shares less estimated cost of disposal of approximately $720. There was no impairment assessed at March 31, 2020.

9	Payables and accrued liabilities

	March 31, 2020	December 31, 2019
	$	$
Trade accounts payable	679	1,087
Salaries, employment taxes and benefits	67	64
Accrued audit fees	186	216
PIP study payables	47	118
Accrued severance	306	427
Other accrued liabilities	371	236
	1,656	2,148

10	Provision for restructuring and other costs

On June 6, 2019, the Company announced that it was reducing the size of its German workforce to more closely reflect the Company’s ongoing commercial activities in Frankfurt. AEZS Germany and its Works Council approved a restructuring that affects 8 employees that was completed by January 31, 2020.

The changes in the Company’s provision for restructuring and other costs can be summarized as follows:

	Cetrotide(R) onerous contracts	German Restructuring: severance	Total
	$	$	$
Balance – January 1, 2020	396	330	726
Utilization of provision	(19)	(323)	(342)
Change in provision	15	—	15
Impact of foreign exchange rate changes	(8)	(7)	(15)
Balance – March 31, 2020	384	—	384
Less current portion	(96)	—	(96)
Non-current portion	288	—	288

13

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

11	Lease liabilities

	Three months ended March 31, 2020	Year ended December 31, 2019
	$	$
Balance – beginning of period	903	1,522
Interest paid as charged to comprehensive income (loss) as other finance costs	(11)	(66)
Payment against lease liabilities	(158)	(614)
Modification of lease liability	(367)	—
Impact of foreign exchange rate changes	(7)	61

Balance – end of period	360	903
Current lease liabilities	216	648
Non-current lease liabilities	144	255

Effective March 31, 2020, the Company and its landlord mutually agreed to modify its existing building lease agreement for its German subsidiary, extended the lease term for its portion of the reduced space from April 30, 2021 to March 31, 2022 and, retained one sub-lessee until April 30, 2021. On May 5, 2020, the sub-lessee terminated its lease with the Company effective April 30, 2020 and signed a lease directly with the landlord.

12	Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

	Three months ended March 31, 2020	Year ended December 31, 2019
	$	$
Balance – beginning of period	2,255	3,634
Issuance of warrants	2,325	3,457
Warrants exercised during the year	—	(318)
Change in fair value of warrant liability	(2,470)	(4,518)
Balance – end of period	2,110	2,255
Current portion of warrant liability	1	6
Long-term portion of warrant liability	2,109	2,249

14

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

A summary of the activity related to the Company’s share purchase warrants that are classified as a liability is provided below.

	Three months ended March 31, 2020		Year ended December 31, 2019
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$	$
Balance – Beginning of period	6,629,144	4.00	3,391,844	6.23
Exercised	—	—	(87,700)	1.07
Issued	2,852,174	1.24	3,325,000	1.65
Expired	(28,144)	1.07	—	—
Balance – End of period	9,453,174	3.17	6,629,144	4.00

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all warrants outstanding as at March 31, 2020. The Black-Scholes option pricing model uses “Level 2” inputs, as defined by IFRS 13, Fair value measurement (“IFRS 13”) and as discussed in note 18 - Financial instruments and financial risk management.

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(a)	(b)	(c)	(d)
December 2015 Warrants	2,331,000	0.51	7.10	0.17%	99.50%	0.71	0.00%
November 2016 Warrants (e)	945,000	0.51	4.70	0.17%	124.96%	0.08	0.00%
September 2019 Warrants (f)	3,325,000	0.51	1.65	0.35%	111.56%	4.48	0.00%
February 2020 Investor Warrants (g)	2,608,696	0.51	1.20	0.40%	116.98%	5.39	0.00%
February 2020 Broker Warrants (g)	243,478	0.51	1.62	0.37%	118.82%	4.89	0.00%

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(b)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(c)	Based upon time to expiry from the reporting period date.
(d)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.
(e)	For the November 2016 Warrants, the Company reduced the fair value of these warrants to take into consideration the fair value of the $10.00 call option, which was also calculated using the Black-Scholes pricing model.
(f)	For the September 2019 Warrants, the Company, used the Black-Scholes pricing model to fair value the warrants and allocated the gross proceeds. The remaining gross proceeds were allocated to share capital
(g)	For the February 2020 Investor and Broker Warrants, the Company, used the Black-Scholes pricing model to fair value the warrants and allocated the gross proceeds. The remaining gross proceeds were allocated to share capital.

15

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

13	Employee future benefits

The Company sponsors a pension plan in Germany (The Aeterna Zentaris GmbH Pension Plan). The change in the Company’s accrued benefit obligations is summarized as follows:

	Three months ended March 31, 2020			Year ended December 31, 2019
	Pension benefit plans	Other benefit plans	Total	Total
	$	$	$	$
Balances – Beginning of the period	13,705	83	13,788	13,205
Current service cost	11	1	12	49
Interest cost	37	—	37	241
Actuarial (gain) loss arising from changes in financial assumptions	(1,388)	—	(1,388)	1,040
Benefits paid	(105)	—	(105)	(483)
Impact of foreign exchange rate changes	(287)	(1)	(288)	(264)
Balances – End of the period	11,973	83	12,056	13,788
Amounts recognized:
In net income (loss)	48	1	49	(262)
In other comprehensive loss	(1,675)	(1)	(1,676)	(810)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Effective March 31, 2020, the Company has incorporated a decline of 10.35% in its pension liabilities based on publicly available actuarial information. The discount rate as at March 31, 2020 was 1.8% (December 31, 2019 – 1.1%)

14	Share and other capital

The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market. Additionally, the Company issued to the investors unregistered warrants to purchase up to an aggregate of 2,608,696 common shares in a concurrent private placement. The warrants have an exercise price of $1.20 per common share, are exercisable immediately and will expire five and one-half years following the date of issuance. The Company also issued 243,478 warrants to the placement agent with an exercise price of $1.62 per common share, which are exercisable immediately and will expire five years following the date of issuance. The net cash proceeds to the Company from the offering totaled approximately $3,900. The gross proceeds of $4,500 was allocated as $2,325 to warrants based on the ascribed fair value (note 12) and the remaining gross proceeds of $2,175 were allocated to share capital. The transaction costs of $600 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $310 allocated to the warrant liability were recorded as expense in the statement of comprehensive income (loss).

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

On September 20, 2019, the Company entered into a securities purchase agreement with U.S. institutional investors to purchase $4,988 (before total transaction costs of $786) of its common shares in a registered direct offering and warrants to purchase common shares in a concurrent private placement (together, the “Offering”). The combined purchase price for one common share and one warrant was $1.50. Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 3,325,000 common shares. The warrants are exercisable commencing six months from the date of issuance, have an exercise price of $1.65 per share and expire 5 years following the date of issuance. The gross proceeds of $4,988 was allocated as $3,457 to warrants based on the ascribed fair value and the remaining gross proceeds of $1,531 were allocated to share capital. The transaction costs of $795 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs. The transaction costs of $550 allocated to the warrant liability were recorded as expense in the statement of comprehensive income (loss).

Shareholder rights plan

Effective May 8, 2019, the shareholders re-approved the Company’s shareholder rights plan (the “Rights Plan”) that provides the board of directors and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time.

Other capital

The Company accounts for costs associated with share-based compensation from security grants under its long-term incentive plan and stock option plans as other capital in its consolidated statements of changes in shareholders’ equity (deficiency) and as general and administrative expenses in its consolidated statements of comprehensive income (loss).

Long-term incentive plan

The following tables summarizes the activity under the LTIP and the Stock Option Plan:

	Three months ended		Year ended
	March 31, 2020		December 31, 2019
US dollar-denominated stock options and DSU	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the period	953,116	3.38	888,816	3.66
Granted	—	—	335,000	2.00
Exercised	—	—	(163,850)	2.42
Canceled/Forfeited	(330,350)	2.14	(6,000)	13.39
Expired	(77,850)	2.37	(100,850)	2.24
	544,916	4,27	953,116	3.38

17

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Three months ended		Year ended
	March 31, 2020		December 31, 2019
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the period	441	912.00	869	743.56
Expired	—	—	(428)	570.00
Balance – End of the period	441	912.00	441	912.00

15	Operating expenses

The nature of the Company’s operating expenses from operations include the following:

	Three months ended March 31,
	2020	2019
	$	$
Key management personnel:
Salaries and short-term employee benefits	163	395
Consultant fees	46	63
Share-based compensation costs	11	80
Post-employment benefits	14	13
	234	551
Other employees:
Salaries and short-term employee benefits	316	508
Share-based compensation costs	(123)	15
Post-employment benefits	45	75
Termination benefits	—	10
	238	608

Cost of inventory used and services provided	862	—
Professional fees	498	779
Consulting fees	141	—
Insurance	221	221
Third-party research and development	97	54
Travel	33	75
Marketing services	36	2
Laboratory supplies	—	7
Other goods and services	30	29
Leasing costs, net of sublease receipts of $98 (2019 - $29)	46	53
Gain on modification of building lease (notes 7 and 11)	(185)	—
Impairment of right of use asset	—	337
Write-off of other current assets	—	169
Depreciation and amortization	6	66
Depreciation of right to use assets (note 7)	101	—
Operating foreign exchange losses	10	24
	2,368	2,975

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

16	Supplemental disclosure of cash flow information

	Three months ended March 31,
	2020	2019
	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(7)	(329)
Inventory	836	(305)
Prepaid expenses and other current assets	378	144
Payables and accrued liabilities	(492)	(255)
Income taxes payable	(811)	—
Current portion of deferred revenues	(406)	—
Employee future benefits (note 13)	(105)	(109)
Lease liabilities	—	(20)
	(607)	(874)

17	Capital disclosures

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses and working capital requirements (see note 1 - Going Concern). Over the past several years, the Company has raised capital via public equity offerings and issuances under various ATM sales programs as its primary source of liquidity. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

18	Financial instruments and financial risk management

Financial assets and liabilities as at March 31, 2020 and December 31, 2019 are presented below.

March 31, 2020	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents	9,182	—	—	9,182
Trade and other receivables	336	—	—	336
Restricted cash	358	—	—	358
Payables and accrued liabilities	—	—	1,656	1,656
Lease liabilities	—	—	360	360
Warrant liability	—	2,110	—	2,110
	9,876	2,110	2,016	5,750

19

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

December 31, 2019	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents	7,838	—	—	7,838
Trade and other receivables	404	—	—	404
Restricted cash equivalents	364	—	—	364
Payables and accrued liabilities	—	—	2,148	2,148
Lease liabilities	—	—	903	903
Warrant liability	—	2,255	—	2,255
	8,606	2,255	3,051	3,300

Fair value

IFRS 13, establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

As discussed above in note 12 - Warrant liability, the Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value.

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash, payables and accrued liabilities and provision for restructuring and other costs approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Financial risk factors

The following provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how the Company manages those risks.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company’s exposure to credit risk currently relates to the financial assets at amortized cost in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least “P-2” or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions. Once there are indicators that there is no reasonable expectation of recovery, such financial assets are written off but are still subject to enforcement activity.

As at March 31, 2020, trade accounts receivable for an amount of approximately $161 were with four counterparties of which $55 was past due and impaired and fully provided for (December 31, 2019 - $265 with four counterparties and $55 past due and impaired and fully provided for). The licensee is obligated to pay its quarterly royalties, 45 days after quarter-end.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts. On this basis, as at March 31, 2020, the Company has provided for all outstanding and unpaid amounts relating to its operations before its licensing of MacrilenTM (macimorelin). The licensee has paid all amounts owing within 60 days of invoicing.

The maximum exposure to credit risk approximates the amount outstanding in the Company’s consolidated statement of financial position.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 17 - Capital disclosure, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows as further discussed in note 1 - Going Concern. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

21

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(c)	Market risk

Share price risk

The change in fair value of the Company’s warrant liability, which is measured at FVTPL, results from the periodic “mark-to-market” revaluation, via the application of option pricing models, of currently outstanding share purchase warrants. These valuation models are impacted, among other inputs, by the market price of the Company’s common shares. As a result, the change in fair value of the warrant liability, which is reported in the consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in the Company’s common share closing price, which on the NASDAQ ranged from $0.42 to $1.44 during the three-months ended March 31, 2020.

If variations in the market price of our common shares of -30% and +30% were to occur, the impact on the Company’s net income related to the warrant liability held at March 31, 2020 would be $741 to $(774) respectively.

(d)	Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As at March 31, 2020, if the US dollar had increased or decreased by 10% against the Euro, with all variables held constant, net income for the three-month period ended March 31, 2020 would have been lower or higher by approximately $50 (2019 - $270).

19	Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

20	Net income (loss) per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended March 31,
	2020	2019
	$	$
Net income (loss)	779	(4,911)
Basic weighted average number of shares outstanding	21,523,416	16,440,760
Net income (loss) per share (basic)	0.04	(0.30)

Dilutive effect of stock options and DSUs	337,000	—
Dilutive effect of share purchase warrants	—	—
Diluted weighted average number of shares outstanding	21,860,416	16,440,760
Net income (loss) per share (diluted)	0.04	(0.30)

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	208,357	889,685
Deferred stock units	—	—
Warrants (number of equivalent shares)	9,453,174	3,391,844

Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options and share purchase warrants. In periods with reported net losses, all stock options and share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

23

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at March 31, 2020 and for the three months ended March 31, 2020 and 2019
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

21	Commitments and contingencies

Service and manufacturing
$
Less than 1 year	931
1 - 3 years	12
4 - 5 years	4
More than 5 years	3
Total	950

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Securities class action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for New Jersey. The settlement payment of $6,500 will be funded entirely by the Company’s insurers. The class-action lawsuit alleged that the Company and certain of its former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s NDA for the product by the FDA. This settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

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